WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
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TEL. (626) 282-1630
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• BEIJING OFFICE
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BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923
FAX. (86 10) 65999100

November 19, 2019

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street Northeast
Washington, DC 20549-2000

RE: China Internet Nationwide Financial Services Inc.
File No. 001-38172

We have been furnished a copy of and are in agreement with the statements being made by China Internet Nationwide Financial Services Inc. as they pertain to our firm in its Form 6-K dated November 19, 2019.

We have no basis to agree or disagree with any other statements of the Registrant contained in its Form 6-K.

Sincerely,

Wei Wei & Co. LLP

Wei, Wei & Co., LLP